UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 19, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), completed a share issuance (the “Share Issuance”) and closed the acquisition of 100% of the issued and paid-up share capital in Trade Router Ltd., a company incorporated in Seychelles (“Trade Router”), pursuant to a certain share sale agreement (the “Share Sale Agreement”), dated January 26, 2024, with its wholly owned subsidiary, Starbox International Ltd., a British Virgin Islands company, and the four shareholders of Trade Router (the “Trade Router Shareholders”), with respect to Trade Router. The Company issued an aggregate of 8,000,000 ordinary shares (per share price of US$0.25), with an aggregate value of US$2,000,000 as consideration for 100% of the issued and paid-up share capital in Trade Router.

The ordinary shares in the Share Issuance were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Trade Router Shareholders represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the ordinary shares for the account or benefit of any U.S. person.

The foregoing description of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Sale Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated as of January 26, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-274484), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: February 21, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer